EXHIBIT 12.1

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth calculation of Intcomex, Inc.’s ratio of earnings to fixed charges for the periods presented:

	For the Years Ended December 31,
(Dollars in thousands, except ratio data)	2010		2009	2008		2007		2006		2005
Earnings
+ Pretax (loss) income	$(2,257)		$10,037	$(33,723)		$13,428		$17,957		$14,818
+ Interest expense	18,433		14,899	15,786		16,042		14,928		13,776
+ Amortization of loan costs	2,500		2,595	1,645		1,721		1,305		3,029
+ Distributed income of equity investees	—		—	—		—		—		—
+ % share of equity investees guarantees	—		—	—		—		—		—
- Interest capitalized	—		—	—		—		—		—
- Preferred security dividends	—		—	—		—		—		—
- Minority interest income	—		—	—		—		—		—

Total earnings (loss)	$18,676		$27,532	$(16,292)		$31,191		$34,190		$31,623

Fixed Charges
+ Interest expense	$18,433		$14,899	$15,786		$16,042		$14,928		$13,776
+ Amortization of deferred financing costs	1,163		2,197	1,406		1,481		1,095		2,956
+ Accretion of debt discount	1,337		399	239		240		210		73
+ Estimate of interest in rental expense	125		325	415		480		356		247

Total fixed charges	$21,058		$17,820	$17,846		$18,243		$16,589		$17,052

Ratio of earnings (loss) to fixed changes	$18,676	(1)	1.5x	$(16,292	)(1)	1.7	x	2.1	x	1.9	x

(1)	A ratio of less than one-to-one coverage requires the disclosure of the dollar amount of the deficiency.